UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)

                            GAM AVALON LANCELOT, LLC
                       (Name of Subject Company (Issuer))

                       GAM AVALON LANCELOT, LLC (OFFEROR)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                             KENNETH A. DURSHT, ESQ.
                                C/O GAM USA INC.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 407-4600

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:
                           CHRISTOPHER M. WELLS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969 3600

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation: $40,749,951 (a)       Amount of Filing Fee: $4,796.27 (b)
================================================================================
       (a) Purchase price paid for units of limited liability company interests.
       (b) Calculated at $117.70 per $1,000,000 of Transaction Valuation

[X] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid: $4,612
                      Form or Registration No.:  SCHEDULE TO
                      Filing Party: GAM AVALON LANCELOT, LLC
                      Date Filed: NOVEMBER 10, 2005 AND DECEMBER 7, 2005

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the U.S. Securities and Exchange Commission (the "SEC") on November 10, 2005 and to Amendment No. 1 filed on December 7, 2005 with the SEC ("Amendment No. 1"), is being filed by GAM Avalon Lancelot, LLC (the "Fund") in connection with an offer by the Fund to purchase up to 20 percent of the Fund's outstanding units of limited liability company interests ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(2) and (a)(3) to the Statement.

         This is a Final Amendment to the Statement and Amendment No. 1 and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer.

         The following information is furnished pursuant to Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the Offer:

         1. The Offer expired at 12:00 midnight, New York time, on December 20, 2005.

         2. A total of 351,824.97 outstanding Units were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund accepted and paid for, on a pro rata basis, tendered Units representing approximately 60% of each tendering investor's tendered Units. The proration was determined based upon an aggregate estimated net value of tendered Interests in accordance with the terms of the Offer.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Approximately $10,000,000 of a short-term unsecured loan was obtained to fund the payment of the accepted tendered amount. The loan was obtained to cover a mismatch in the timing of when proceeds were to be received from certain underlying portfolio funds. The loan is expected to be repaid from the proceeds of these redemptions within the next three weeks. The loan was received from Bank Julius Baer & Co. Ltd. at an annual rate of 4.5%; however the adviser to the Fund has agreed to reimburse the Fund for any interest expense in connection with the loan.

ITEM 12. EXHIBITS

         Item 12 of Schedule TO is hereby amended and supplemented by adding the following:

(a)(9) Form of Letter from the Fund to Investors in connection with the acceptance of offers to tender.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           GAM AVALON LANCELOT, LLC

                                           By: GAM USA Inc.
                                           Advisor



                                           By: /s/ KENNETH A. DURSHT
                                               ------------------------
                                               Name: Kenneth A. Dursht
                                               Title: Authorized Signatory

January 10, 2006